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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No.   )*

                                IFX Corporation
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  449518-20-8
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                                (CUSIP Number)

                                Scott J. Bakal
                              2 N. LaSalle Street
                                  Suite 2200
                           Chicago, Illinois  60602
                                (312) 269-8000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 28, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.12d-1(f) or 240.13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                               Page 1 of 5 Pages
                                         -
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-----------------------                                    -------------------
 CUSIP NO. 449518-20-8                 13D                  Page 2 of 5 Pages
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      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Scott J. Bakal, as Trustee of the Casty Grantor Subtrust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORIGIN
 6
      Illinois
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,061,410
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,061,410
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,061,410
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
                                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      23.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 449518-20-8                13D                       Page 3 of 5 Pages
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ITEM 1.    Security and Issuer

           Common Stock, $.02 per share ("Common Stock")
           IFX Corporation
           707 Skokie Blvd.
           5th Floor
           Northbrook, Illinois 60062

ITEM 2.    Identity and Background

           (a)   Name:
                 Scott J. Bakal, as Trustee of the Casty Grantor Subtrust

           (b)   Business Address:
                 2 N. LaSalle Street
                 Suite 2200
                 Chicago, Illinois  60602

           (c)   Occupation
                 Attorney-Partner
                 Neal, Gerber & Eisenberg
                 2 N. LaSalle Street
                 Suite 2200
                 Chicago, Illinois  60602

           (d) Mr. Bakal, during the last five years, has not been convicted in a criminal proceeding.

           (e) Mr. Bakal, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)   Citizenship:
                 United States

ITEM 3.    Source and Amount of Funds or Other Consideration

           The Casty Grantor Subtrust (the "Trust") issued a promissory note, dated July 28, 2000, a copy of which is attached hereto as Exhibit A and incorporated herein by reference (the "Note"), in the amount of $22,960,275 to Lee S. Casty as the purchase price for the purchase of the Common Stock of the Issuer reported herein. Interest is payable annually at the rate of 6.20% and the principal amount is payable on July 28, 2020. The Note is secured by the Common Stock purchased thereby pursuant to a Pledge Agreement dated as of July 28, 2000 between the Trust and Mr. Casty, a copy of which is attached hereto and incorporated herein by reference as Exhibit B.

ITEM 4.    Purpose of Transaction

           On July 28, 2000, Mr. Casty sold 3,061,410 shares of Common Stock of the Issuer at a price of $7.50 per share to the Casty Grantor Subtrust pursuant to a Stock Purchase Agreement dated as of July 12, 2000 between the Trust and Mr. Casty, a copy of which is attached hereto as Exhibit C and incorporated herein by reference. The trustee of the Trust is Scott J. Bakal and the beneficiaries of the Trust are Mr. Casty's children. Mr. Casty has no voting or dispositive power over the shares of Common Stock held by the Trust. The Trust acquired the Common Stock for investment purposes.


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CUSIP NO. 449518-20-8                13D                       Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 5.   Interest in Securities of the Issuer

          (a)  3,061,410 shares of Common Stock are held directly by the Trust.

          (b) Scott J. Bakal, as Trustee of the Trust, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 3,061,410 shares of the Common Stock held directly by the Trust.

          (c) On July 28, 2000 Lee S. Casty sold 3,061,410 shares of Common Stock to the Trust in exchange for a promissory note in the amount of $22,960,575 from the Trust.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

          (e)  Not Applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     The Trust has succeeded to all rights of Lee S. Casty pursuant to the Stockholders Agreement, dated as of June 15, 2000, a copy of which is attached hereto as Exhibit D and incorporated herein by reference (the "Stockholders Agreement"), by and among the Issuer; UBS Capital Americas III, L.P.; UBS Capital LLC; International Technology Investments, LLC; Lee S. Casty, Joel Eidelstein and Michael Shalom. In accordance with the Stockholders Agreement, the Trust cannot sell more than the amount of Common Stock permitted by Rule 144(e) of the Securities Act of 1933 without the consent of Americas III and UPS Capital LLC. Additionally, Americas III and UBS Capital LLC have certain rights of first refusal on, and certain rights to participate in, transfers of capital stock of the Company by the Trust and other stockholders party thereto.

     The Trust is entitled to appoint one director to the Issuer's Board. The Trust has also succeeded to the rights of Lee S. Casty under a Registration Rights Agreement, dated as of June 15, 2000, by and among the Issuer, Americas III, UBS Capital LLC, International Technology Investments, LLC and Lee S. Casty, a copy of which is attached hereto as Exhibit E and incorporated by reference (the "Registration Rights Agreement"). To the knowledge of the Reporting Persons, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or losses or the giving or withholding of proxies.


ITEM 7.   Material to be filed as Exhibits

Exhibit A Promissory Note dated July 28, 2000.

Exhibit B Pledge Agreement dated as of July 28, 2000 between Lee S. Casty and the Trust.

Exhibit C Stock Purchase Agreement dated as of July 12, 2000 between Lee S.
          Casty and the Trust.

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CUSIP NO. 449518-20-8                13D                       Page 5 of 5 Pages
---------------------                                          -----------------

Exhibit D  Stockholders Agreement, dated as of June 15, 2000, by and among the
           Issuer, Americas III, UBS Capital LLC, International Technology Investments, LLC, Lee S. Casty, Joel Eidelstein and Michael Shalom (excluding exhibits).



Exhibit E  Registration Rights Agreement, dated as of June 15, 2000, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LLC and Lee S. Casty.



Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2000    /s/ Scott J. Bakal
                        ----------------------------
                        Scott J. Bakal, as Trustee of the Casty Grantor Subtrust